April 22, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mr. Daniel F. Duchovny

Re:	Obagi Medical Products, Inc.

Schedule 14D-9 filed March 26, 2013

SEC File No. 005-82589

Ladies and Gentlemen:

We are providing you with Obagi Medical Product, Inc.’s (the “Company”) responses to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 2, 2013, relating to the Schedule 14D-9 filed by the Company on March 26, 2013, as amended on April 2, 2013, April 3, 2013, April 4, 2013, April 5, 2013, April 12, 2013, and April 22, 2013 (the “Schedule 14D-9”) (SEC File No. 005-82589). Capitalized terms not otherwise defined herein have the meanings given to them in the Schedule 14D-9.

This response letter has been filed on EDGAR, and a copy has been sent by e-mail.

In this letter, we have recited the comment from the Staff in bold type and have followed the comment with the Company’s response thereto.

Schedule 14D-9

Reasons for the Board’s Recommendation, page 12

1.	We note on page 24 that Morgan Stanley’s Discounted Cash Flows Analysis resulted in three (out of four) implied value ranges at or above the offer price. Please describe how the board of directors considered this analysis in reaching its recommendation. Include in your disclosure whether the board requested any clarification from Morgan Stanley and whether Morgan Stanley addressed this specific analysis in its oral presentation to the board on March 19, 2013.

Securities and Exchange Commission

April 22, 2013

The Company respectfully advises the Staff that on April 4, 2013, the Company entered into an amendment (the “Amendment to the Merger Agreement”) to that certain Agreement and Plan of Merger, dated as of March 19, 2013, by and among the Company, Odysseus Acquisition Corp., Valeant Pharmaceuticals International, and Valeant Pharmaceuticals International, Inc. Pursuant to the Amendment to the Merger Agreement, the Offer Price was increased from $19.75 per Share to $24.00 per Share, and the Company filed Amendment No. 3 to the Schedule 14D-9 with the Commission on April 4, 2013 to disclose the Amendment to the Merger Agreement and the increase in Offer Price.

This increased consideration of $24.00 per Share for the Offer Price is higher than the implied value ranges under the discounted cash flow analysis performed by Morgan Stanley for both the Street Case and the Market Share Downside Case. With respect to the other cases, Morgan Stanley placed less emphasis on those valuations. (See the Company’s response to the Staff’s second comment below). A description of management’s e-Commerce and Japan growth strategies, including the risks associated with achieving the forecasts for the various cases, was included on pages 22-23 of Amendment No. 5 to the Schedule 14D-9 filed with the Commission on April 12, 2013.

The Company further respectfully advises the Staff that the Board of Directors of the Company (the “Board”) was aware of the risks associated with management’s growth strategy, including the e-Commerce and Japan growth strategies, and that these risks were discussed by the Board at its meetings. These meetings included, as disclosed on page 7 of Amendment No. 5 to the Schedule 14D-9, the Board meeting on March 18, 2013, where the Board discussed, among other items, “an overview of management’s plan along with the key assumptions, limitations and risks associated with management’s plan,” and the Board meeting on March 19, 2013, where, among other things:

“Management and Morgan Stanley described forecasts on which [Morgan Stanley’s] opinion was based, including various challenges and risks with respect to the Company’s business goals as summarized by the Company’s management, and the Board asked questions of management and Morgan Stanley with respect to such challenges and risks.”

In light of (a) the increased Offer Price of $24.00 per Share, (b) additional disclosures made in amendments to the Schedule 14D-9 with respect to Morgan Stanley’s discounted cash flow analysis since the initial Schedule 14D-9 was filed, (c) discussions by the Board with Morgan Stanley as evidenced by disclosures related to meetings of the Board, and (d) the reasons for the Board’s recommendation as described by the disclosures in the Schedule 14D-9, the Company respectfully submits to the Staff that it does not believe that additional disclosure in response to the Staff’s comment would be material to investors at this time.

Opinion of Morgan Stanley, page 17

2.	We note that on several of the analyses conducted by Morgan Stanley, that advisor “placed less emphasis” on results derived from the Market Share Neutral and Market Share Gross cases. Please revise this section to explain why Morgan Stanley used those cases for its analyses if it then de-emphasized the related results. Also, revise the section titled “Reasons for the Board’s Recommendation” to describe how the board of directors considered this approach to Morgan Stanley’s analysis and opinion in reaching its recommendation.

Securities and Exchange Commission

April 22, 2013

The Company respectfully advises the Staff that Morgan Stanley utilized in its analysis the three growth case forecasts prepared by management since those forecasts represented three different potential outcomes based upon certain assumptions of management with respect to management’s ability to execute its growth plan, particularly with respect to its e-Commerce and Japan growth strategies. As disclosed on page 19 of Amendment No. 5 to the Schedule 14D-9, based upon the risks associated with such strategies, with respect to certain management cases, Morgan Stanley placed less emphasis on the valuations derived from such cases:

“In rendering its opinion, Morgan Stanley placed less emphasis on the valuations implied by management’s Market Share Neutral and Market Share Growth Cases in light of significant execution risks to achieve top line projections, the risks associated with leveraging existing costs structures for higher revenues and the execution risks associated with management’s e-Commerce and Japan growth strategies.”

Further, a description of management’s e-Commerce and Japan growth strategies, including the risks associated with achieving the forecasts for the various cases, is included on pages 22-23 of Amendment No. 5 to the Schedule 14D-9:

“The following is a summary of the three different management cases:

	Market Share Growth Case	Market Share Neutral Case	Market Share Downside Case

Core Business Market Share(1)	• By 2018, market share increases to 43%	• The Company maintains 35% market share	• The Company loses market share annually • By 2018, the Company has approximately 23% market share

Core Business Revenue Growth(2)	• Annual growth of 10-12% to account for price increases, new products, and growth in accounts	• Annual growth of 7%, in-line with market growth	• Revenues remain flat at 2012 levels

Core Business Operating Margins(3)	• The Company benefits from meaningful operating leverage and achieves EBITDA margins of more than 40% by 2018	• The Company achieves normalized EBITDA margins of approximately 26%	• The Company achieves normalized EBITDA margins of approximately 20%

Growth Initiatives (e-Commerce and Japan)	• Included in projections	• Included in projections	• The Company incurs development expenses in 2013 but no revenue contribution

Securities and Exchange Commission

April 22, 2013

(1)	“Core business” excludes the new initiatives of the Company in Japan.
(2)	Historically, the percentage growth in net sales of the Company was 5.76% in 2012 compared to 2011, 1.19% in 2011 compared to 2010, 8.33% in 2010 compared to 2009, and (0.48)% in 2009 compared to 2008.
(3)	Based on unaudited historical financial information provided by management to the Board and Morgan Stanley, the Company’s EBITDA operating margin for 2012 was 18%.

“Each of the management cases set forth in the unaudited prospective financial information of the Company is subject to numerous risks. In particular, there is significant risk involved in the Company’s business plans with respect to consumer marketing, Japanese expansion, and e-Commerce. Each of these areas is outside of the Company’s core competency, and therefore the Company’s ability to achieve its projected results with respect to any of these areas is subject to significant execution risk. At each meeting of the Board in which unaudited prospective financial information of the Company was presented, management discussed the risks of the Company’s business plan and the impact of those risks on the three management cases. Management also shared these risks with Morgan Stanley in connection with the rendering of its opinion to the Board and the performance of its related financial analysis. These risks include, among other things, the following:

•

risks related to product expansion, including potential of alienating physician sales channel, perception by current business partners of being side-stepped, and potential for lack of receptiveness by new customers;

•

risks related to consumer marketing, including limited experience with consumer marketing and integrating feedback, significant investment, creation of additional internal functions, steep competition in the consumer space, and increased competition as a result of industry consolidation;

•	risks related to the Company’s plan to achieve operational improvements, including a significant investments required to achieve projected operational improvements at a time of high capital intensity;

•

regulatory risks, including potential for additional inquiries and challenges relating to the Company’s promotion, sales, and distribution of HQ Products as well as risks relating to the Company’s need to comply with additional complex regulatory regimes as a result of its e-Commerce strategy;

•	risks related to the Company’s Japanese expansion, including the Company’s lack of experience with the Japanese market and risks of adverse shocks to sales; and

Securities and Exchange Commission

April 22, 2013

•	risks related to the Company’s e-Commerce strategy, including the Company’s lack of experience, the significant investment required, operational delays, and unknown physician acceptance.”

Morgan Stanley prepared analyses based in part on valuations derived from the Street Case as well as three growth cases (Market Share Downside, Market Share Neutral, and Market Share Growth) prepared by management, and these analyses were presented to the Board as part of the total mix of information available to the Board in making its decisions with respect to approval of the Merger Agreement and the transactions contemplated thereby.

With respect to how the Board considered Morgan Stanley’s opinion and its specific use of management forecasts, the Company respectfully directs the Staff to the disclosure on page 11 of Amendment No. 3 to the Schedule 14D-9:

“[T]he Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.”

Because the valuations derived from the various market share growth cases were presented to the Board and the prospective financial information with respect to those growth cases were presented to Morgan Stanley and the Board, the Company disclosed such information to its stockholders in the initial Schedule 14D-9.

In light of the foregoing factors and the additional disclosures now included in the Schedule 14D-9, the Company respectfully submits to the Staff that it does not believe that additional disclosure in response to the Staff’s comment would be material to investors at this time.

Projected Financial Information, page 29

3.	Please revise your disclosure to include the full financial forecasts instead of a summary or certain of the information provided to Morgan Stanley.

The Company respectfully advises the Staff that since the date of the Staff’s comment, the Company has supplemented its disclosures by amending and restating in its entirety all prospective financial information in Schedule 14D-9. This information included disclosure of unlevered free cash flows for each of the Market Share Downside, Market Share Neutral, and Market Share Growth cases and appropriate non-GAAP reconciliations of such information. (See pages 24-27 of Amendment No. 5 to Schedule 14D-9).

Securities and Exchange Commission

April 22, 2013

The Company respectfully submits to the Staff that although the Company did also provide a revenue breakdown to Morgan Stanley as part of the unaudited prospective financial information, the Company does not think that additional details regarding the revenue breakdowns would be material to investors at this time because (1) net sales numbers from all revenue sources were disclosed for each of the periods presented in the prospective financial information; (2) Morgan Stanley’s valuation models were based upon these net sales numbers and not upon the specific revenue breakdowns; and (3) the Company disclosed the qualitative risks with respect to the achievement of management’s business plans to Morgan Stanley and in the Schedule 14D-9, as set forth on pages 22-23 of Amendment No. 5 to the Schedule 14D-9.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changed to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact counsel to the Company at Jenner & Block LLP: Wesley C. Fredericks, Jr. at (212) 891-1641, Kevin T. Collins at (212) 891-1634, Jason M. Casella at (212) 891-1646, or William L. Tolbert, Jr. at (202) 639-6038.

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Securities and Exchange Commission

April 22, 2013

Sincerely,

Obagi Medical Products, Inc.

By:	/s/ Laura Hunter
Name:	Laura Hunter
Title:	Vice President, General Counsel & Secretary

CC:

Valeant Pharmaceuticals International

700 Route 202/206

Bridgewater, NJ 08807

Fax No: (908) 927-1401

Attention: General Counsel

Valeant Pharmaceuticals International, Inc.

4787 Levy Street

Montreal, Quebec

Canada, H4R 2P9

Fax No: (908) 927-1401

Attention: General Counsel

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Fax No: (212) 735-2000

Attention: Stephen F. Arcano, Esq.

Marie L. Gibson, Esq.

Jenner & Block LLP

919 Third Avenue

New York, NY 10022

Fax No: (212) 891-1699

Attention: Wesley C. Fredericks Jr.

Kevin T. Collins

Jason M. Casella

William L. Tolbert, Jr.